                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13G

                     Under the Securities Exchange Act of 1934
                         (Amendment No.                 )*


                                Alliant Techsystems
                      -----------------------------------------
                                  (Name of Issuer)

                      Common Stock, Par Value $0.01 Per Share
                      -----------------------------------------
                           (Title of Class of Securities)

                                     018804104
                      -----------------------------------------
                                   (CUSIP Number)




     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages (s))

                              Page  1  of   4   Pages

CUSIP No.    018804104        13G                      Page  2  of  4  Pages

 (1) Names of Reporting Persons, S.S. or I.R.S. Identifications Nos. of Above Persons

      Sasco Capital, Inc.
------------------------------------------------------------------------------

 (2)  Check the Appropriate Box if a Member of a Group*      (a)    /   /
                                                             (b)   / X /

------------------------------------------------------------------------------
 (3)  SEC Use Only


------------------------------------------------------------------------------
 (4)  Citizenship or Place of Organization

      Fairfield, Connecticut
------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power
   Beneficially
   Owned by              582,500
   Each Reporting   ----------------------------------------------------------
   Person With      (6)  Shared Voting Power

                         None
                    ----------------------------------------------------------
                    (7)  Sole Dispositive Power

                         983,400
                     ---------------------------------------------------------
                    (8)  Shared Dispositive Power

                         None
                     ---------------------------------------------------------

 (9)  Aggregate Amount Beneficially Owned by Each Reporting Person

      983,400
------------------------------------------------------------------------------
(10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

------------------------------------------------------------------------------
(11)  Percent of Class Represented by Amount in Row (9)

      7.9%
------------------------------------------------------------------------------
(12)  Type of Reporting Person*

      IA

                                                           Page  3  of  4  Pages

Item 1(a) Name of Issuer:

     The issuer of the securities to which this statement relates is Alliant Techsystems.

Item 1(b) Address of Issuer's Principal Executive Offices:

          600 Second Street N.E.
          Hopkins, MN  55343-8384

Item 2(a) Name of Person Filing:

          Sasco Capital, Incorporated

Item 2(b) Address of Principal Business Office:

          10 Sasco Hill Road
          Fairfield, CT  06430

Item 2(c) Citizenship:

          Sasco Capital, Incorporated is a Connecticut corporation whose office is at Fairfield, Connecticut.

Item 2(d) Title of Class of Securities:

          Common stock, par value $0.01 per share.

Item 2(e) CUSIP Number:

          018804104

Item 3 This statement is filed pursuant to Rule 13d-1(b) and the person filing is:

          Daniel L. Leary, Secretary, for Sasco Capital, Inc.

Item 4    Ownership.

          The 983,400 acquired by Sasco Capital, Inc. constitute 7.9% of the outstanding shares of Alliant Techsystems. Sasco Capital, Inc. has beneficial ownership to direct the disposition of only these 983,400 and has the sole power to vote 582,500 shares. Sasco Capital, Inc. has no shared powers with regards to any other shares of Alliant Techsystems.

                                                  Page  4  of  4  Pages
Item 5    Ownership of 5% or less of a Class

          Not applicable.

Item 6    Ownership of More than 5% on Behalf of Another Person.

          Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8    Identification and Classification of Members of the Group.

          Not applicable.

Item 9    Notice of Dissolution of Group.

Item 10   Certification.

          By signing below, I, Daniel L. Leary Secretary of Sasco Capital, Inc., certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ Daniel L. Leary
                                   -------------------------------------------
                                   Daniel L. Leary
                                   Secretary
                                   January 30, 1998